UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40234

CUSIP Number (Common Stock): 74623V 103

CUSIP Number (Units): 74623V 202

CUSIP Number (Warrants): 74623V 111

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:          .

PART I

REGISTRANT INFORMATION

PureCycle Technologies, Inc.

Full Name of Registrant:

20 North Orange Avenue, Suite 106

Address of Principal Executive Office (Street and number):

Orlando, Florida 32801

City, State and Zip Code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PureCycle Technologies, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

The Company issued a Redeemable Conditional Warrant to Recycled Resin Investors, LLC (“RTI”) on November 16, 2020 (the “RTI Warrant”) in connection with the Company’s entry into the Agreement and Plan of Merger dated as of the same date (the “Merger Agreement”). Recently, RTI began a discussion with the Company about the potential exercise of the RTI Warrants. This prompted the Company to review the quantity of the RTI Warrants disclosed in the Company’s historical financial statements, including the financial statements as of and for the fiscal quarter ended September 30, 2024.

The Company continues to evaluate the potential non-cash impacts on the current and prior financial statements due to the inclusion of an additional approximately 540 thousand shares of Common Stock to be issued upon exercise of the RTI Warrants. Previously, the Company disclosed approximately 971 thousand shares of Common Stock to be issued upon exercise of the RTI Warrants at an exercise price of $5.56. As revised, approximately 1.5 million shares of Common Stock are to be issued upon exercise of the RTI Warrants at an exercise price of $3.57. The aggregate exercise consideration of $5.4 million remains unchanged. The warrant exercise price is an input into the quarterly valuation of the liability classified warrants under ASC 840, Distinguishing Liabilities from Equity.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the possible impact of the above on the Company’s financial statements, the Company was unable to complete and file the Form 10-Q by the required due date of November 12, 2024, without unreasonable effort and expense. The Company does, however, expect to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brad S. Kalter	(877)	648-3565
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing of the completion of the Form 10-Q and the timing, form and content of the Form 10-Q are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

PureCycle Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2024	By:	/s/ Brad S. Kalter
Brad S. Kalter General Counsel, Chief Compliance Officer & Corporate Secretary